Orthofix Medical Inc.

3451 Plano Parkway

Lewisville, Texas 75056

November 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orthofix Medical Inc.

Registration Statement on Form S-4 (File No. 333-268234)

Request for Acceleration of Effective Date

Dear Ms. Abby Adams:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Orthofix Medical Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 5:30 p.m. Eastern Time on November 22, 2022, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Joseph E. Gilligan of Hogan Lovells US LLP at (202) 637-5945.

[Signature page follows]

Sincerely,

Orthofix Medical Inc.

By:	/s/ Kimberley A. Elting
Kimberley A. Elting
Chief Legal and Development Officer and President, Global Orthopedics